UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
May 26, 2011

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Solazyme, Inc.

File No. 333-172790- CF#26641

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Solazyme, Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 filed on March 11, 2011, as amended.

Based on representations by Solazyme, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.8	through April 4, 2021
Exhibit 10.9	through April 4, 2021
Exhibit 10.10	through April 4, 2021
Exhibit 10.11	through December 16, 2017
Exhibit 10.12	through December 7, 2017
Exhibit 10.14	through April 4, 2021
Exhibit 10.15	through April 4, 2021
Exhibit 10.16	through March 31, 2014
Exhibit 10.23	through May 2, 2013

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Craig Slivka
Special Counsel